A special meeting of the State Street/Ramius Managed
Futures Strategy Fund shareholders was held on July
14, 2015, to vote on 1. the appointment of PGR
Capital LLP as a new Trading Advisor for the Fund; 2.
the appointment of QMS Capital Management LP as a new
Trading Advisor for the Fund; and 3. the use of manager of managers exemptive relief to allow Ramius Trading
Strategies LLC and the Board of Trustees of the Trust to replace Fund sub-advisors and Trading Advisors in the future without a shareholder meeting. All three proposals were approved. The results are as follows:

Proposal 1:  The appointment of PGR Capital LLP as a new
Trading Advisor for the Fund:

For: 	11,164,944
Against:	574
Abstain: 	4,858
Total: 	11,170,376

Proposal 2: The appointment of QMS Capital Management LP as a new Trading Advisor for the Fund:

For: 	11,163,558
Against:	1,553
Abstain: 	5,265
Total: 	11,170,376

Proposal 3: The use of manager of managers exemptive relief to allow Ramius Trading Strategies LLC and the Board of Trustees of the Trust to replace Fund sub-advisors and Trading Advisors in the future without a shareholder meeting:

For: 	11,152,643
Against:	12,160
Abstain: 	5,573
Total: 	11,170,376